18001529

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 28 2018

Washington DC 406

SEC FILE NUMBER
8-34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meeschaert Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue 28 FL
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregori A. Volokhine 212-823-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith and Brown
(Name – *if individual, state last, first, middle name*)

1411 Broadway Ave	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Gregori A. Volokine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meeschaert Capital Markets, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWN R CARPENTER
Notary Public - State of New York
NO. 01CA6263208
Qualified in New York County
My Commission Expires 6/11/20

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

Statement of Financial Condition
Pursuant to Rule 17a-5 under
The Securities and
Exchange Act of 1934

December 31, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Meeschaert Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Meeschaert Capital Markets, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

February 23, 2018

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)

Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 769,743
Clearing deposit	36,991
Receivable from broker	4,939
Prepaid expenses	4,819
Due from affiliate	7,758
Furniture and equipment, net of accumulated depreciation	2,492
TOTAL ASSETS	$ 826,742
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 29,597
Due to Parent	21,116
Total liabilities	50,713
Stockholder's Equity	
Capital stock	100
Additional paid-in capital	1,539,568
Accumulated deficit	(763,639)
Total stockholder's equity	776,029
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 826,742

See Notes to Financial Statements

Meeschaert Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Meeschaert Corporation)

Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Operation

Meeschaert Capital Markets, Inc. (the "Company") is incorporated under the laws of the State of Texas and is a wholly-owned subsidiary of Meeschaert Corporation (the "Parent"). In turn, the Parent is wholly-owned by SEGFM Societe D'Etudes Etde Gestion Financiere Meeschaert ("SEGFM"), located in France. The Parent is an affiliate of Meescheart Asset Management (France) ("MAM").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker under Securities Exchange Act of 1934 SEA Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The majority of the Company's introduced securities commission business is dependent upon a small number of customers of MAM in France. All of the Company's media income is dependent upon an agreement between SEGFM and the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Receivable from Broker

In the normal course of business, substantially all of the Company's introduced securities transactions, money balances and security positions are transacted through the Company's clearing broker. The Company is subject to credit risk to the extent that the clearing broker with which it conducts business is unable to fulfill contractual obligations on its behalf.

2. Summary of Significant Accounting Policies *(continued)*

Furniture and Equipment, net

Furniture and equipment is recorded at cost. Depreciation is recorded using the straight line method over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is recorded as a charge to operations. Maintenance and repair costs are expensed as incurred.

Revenue Recognition

Security commission revenue and expense on introduced securities transactions are recorded on a trade date basis. The Company earns commissions pursuant to a Commission Sharing Agreement for research. In addition, the Company earns income for media appearances by the Company's President. Revenue is recognized when fixed or determinable under the terms of the respective agreement, the services are provided, and collection is reasonably assured. (see Note 4 and 5)

Employee Compensation and Benefits

Employee compensation and benefits are expensed in the current year for services rendered.

Income Taxes

The Company is incorporated in the United States and files a federal income tax return,and state and local income tax returns. Income taxes are accounted for using the liability method. Under this method, income taxes are provided for taxes currently payable and those deferred due to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2014.

Reclassification of Prior Year Presentation

A prior year amount has been reclassified for consistency with the current period presentation. This reclassification had no effect on the reported consolidated results of operations.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 23, 2018.

3. Furniture and Equipment, net (continued)

At December 31, 2017, the classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 89,734	$ 88,623	$ 1,111
Equipment	127,970	126,589	1,381
	$ 217,704	$ 215,212	$ 2,492

4. Related Party Transactions and Commitments

Occupancy

The Parent and the Company had a previous lease agreement for office space at 600 Madison Avenue that ended in February 2017, whereby the Company had to make monthly payments of $5,000 to the Parent. The Parent entered into a new lease agreement for office space at 444 Madison Avenue, whereby the Company shares the expense, under expense sharing arrangement, with its Parent to make monthly payments of $5,077 to the Parent.

Expense Reimbursement from Parent

The amount due to Parent as of December 31, 2017 amounted to $21,116 which represented invoices paid by the Parent on behalf of the Company and rent expense. In 2017 the Company paid approximately $33,317 to the Parent in connection with these expenses.

Expense Sharing with Affiliate

The Affiliate (Meeschaert Financial Services) and the Company entered into an expense sharing agreement for the usage of a Bloomberg service platform and other office expenses. The Company allocates 50% of all Bloomberg expenses to the Affiliate. Total expense charged to the Affiliate during 2017 amounted to $33,016. As of December 31, 2017, total due from Affiliate is $7,758.

Commissions From Affiliated Entities

The Company earns commissions on securities transactions introduced to its clearing broker from investment funds that are managed by an affiliated entity, MAM.

5. Concentration of Credit Risk

The Company is subject to concentrations of credit risks consist of cash and cash equivalents receivable from broker. The Company maintains its cash accounts with qualified financial institutions. The Company's management monitors the financial condition of the broker and does not anticipate any losses. During the year ended December 31, 2017 all of the Company's research revenues were from two customers.

6. Off-Balance Sheet Risk

In the normal course of business, the Company introduces, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the clearing broker, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

7. Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

8. Income Tax

Deferred income taxes relate to the differences arising from the different accounting methods for financial reporting and the income tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The primary temporary differences are net operating losses.

Realization of deferred tax assets is dependent upon future taxable income, the timing and amount of which are uncertain. The Company recorded a full valuation allowance against its deferred tax asset. The Company's net deferred tax asset is summarized as follows:

	2017	2016
Gross deferred tax asset	$ 262,304	$ 402,916
Valuation allowance	(262,304)	(402,916)
Net deferred tax asset	$ -	$ -

The Company has available operating loss carryforwards sufficient to offset taxable income in 2017, accordingly a provision for income taxes has not been provided in the accompanying financial statements. In December 2017, the government signed the Tax Cuts and Jobs Act into legislation which decreased the federal statutory rate from 34% to 21%.

8. Income Tax (continued)

At December 31, 2017, the Company had federal net operating loss carryforwards ("NOL") of approximately $812,000 available to offset future taxable income. These losses expire commencing 2030.

9. Retirement Plan

The Company maintains a 401(k) retirement plan (the "Plan"), which covers qualified employees. The Company's contribution to the plan is based on a percentage of employees' contributions. The Company did not contribute to the Plan during 2017.

10. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of approximately $751,000, which was approximately $746,000 in excess of its minimum requirement. The Company's net capital ratio was 0.07 to 1 as of December 31, 2017.